SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Sterion Incorporated

Name of Issuer

Common Stock

Title of Class of Securities

 85916A  10  1

CUSIP Number

December 6, 2004

Date of Event That Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☑

Rule 13d-1(c)

☐

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85916A 10 1	13G	Page 2 of 4 Pages
1		NAME OF REPORTING PERSON: Jeffrey A. Zinnecker I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 97,398
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 97,398
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,398
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12		TYPE OF REPORTING PERSON IN

Page 3 of 4 Pages

Item 1.

(a)

Name of Issuer

The name of the issuer is Sterion Incorporated.

(b)

Address of Issuer’s Principal Executive Offices

13828 Lincoln St NE

Ham Lake, Minnesota   55304

Item 2.

(a)

Name of Person Filing.  Jeffrey A. Zinnecker

(b)

Address of Principal Business Office or, if none, Residence.

3841 205th Lane NW

Oak Grove, Minnesota  55303

(c)

Citizenship. Minnesota

(d)

Title of Class of Securities.  Common Stock

(e)

CUSIP Number.  85916A  10  1

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)

☐

Broker or Dealer registered under Section 15 of the Act

(b)

☐

Bank as defined in Section 3(a)(6) of the Act

(c)

☐

Insurance Company as defined in Section 3(a)(19) of the Act

(d)

☐

Investment Company registered under Section 8 of the Investment Company Act

(e)

☐

Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)

☐

Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-1(b)(1)(ii)(F)

(g)

☐

Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G) (Note:  See Item 7)

(h)

☐

Group, in accordance with §240.13d-1(b)(ii)(H)

Item 4.

Ownership

(a)

Amount beneficially owned:  As of December 6, 2004, Mr. Zinnecker holds 63,411 shares of common stock of Sterion Incorporated and options exercisable within 60 days of December 6, 2004 to purchase an additional 23,387 shares of common stock.  Additionally, Zinncorp, Inc. holds 10,600 shares of common stock of Sterion Incorporated.  Mr. Zinnecker, as the president and sole shareholder of Zinncorp, Inc., may be deemed to be the beneficial owner of the 10,600 shares of common stock held by Zinncorp, Inc.

(b)

Percent of Class:  5.5% based upon 1,738,618 shares outstanding as of August 13, 2004 as reported in the Sterion Incorporated Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004, as amended.

(c)

Number of shares as to which Mr. Zinnecker has

(i)

Sole power to vote or to direct the vote:  97,398 (includes options to purchase 23,387 shares of

Page 4 of 4 Pages

(ii)

Shared power to vote or to direct the vote:  0

(iii)

Sole power to dispose or to direct the disposition of:  97,398 (includes options to purchase 23,387 shares of common stock)

(iv)

Shared power to dispose or to direct the disposition of:  0

Item 5.

Ownership of Five Percent or less of a Class.  Not Applicable.

Item 6.

Ownership of More Than Five Percent on Behalf of Another Person.  Not Applicable

Item 7.

Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company.  Not Applicable.

Item 8.

Identification and Classification of Members of the Group.  Not Applicable.

Item 9.

Notice of Dissolution of Group.  Not Applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 2004

/s/  Jeffrey A. Zinnecker

Jeffrey A. Zinnecker